UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2013

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: December 16, 2013	By:	/S/ M.K. Koo
	Name:	M. K. Koo
	Title:	Executive Chairman and Chief Financial Officer

Investor relations contact:	Please refer to the Nam Tai website
Mr. Kevin McGrath, Managing Partner	(www.namtai.com)
Cameron Associates	or the SEC website (www.sec.gov) for Nam Tai press
Tel: 212.245.4577	releases and financial statements.
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Announces Date of Report of Fourth Quarter 2013 Results and Payment of Quarterly Dividend

SHENZHEN, China – December 16, 2013 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE:NTE) today announced the date of release of its fourth quarter results and payment of its quarterly dividend.

Fourth Quarter Results

The release of Nam Tai’s fourth quarter financial results for the period ended December 31, 2013 will be on Monday, January 27, 2014 at 6:30 a.m. (EST).

Dividend Reminder

Nam Tai announced the record date for the Company’s first quarter cash dividend of $0.02 per common share will be on December 31, 2013 and the dividend payment date will be on January 17, 2014.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win business; the negative effect of the litigation faced by the Company. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2014 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, i.e. LCD modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

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